# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teads Holding Co., CIK 0001454938
CUSIP: 69002R103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-009655
Filed by CIK 0001087051

## Reporting persons
- RM Hamburg Holding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,603,179; sole dispositive power 0; shared dispositive power 3,603,179; aggregate amount beneficially owned 3,603,179 (3.79% of the class)
  Comment: Note to Rows 6 and 9. See Item 4 below. The Reporting Person owns 3,603,179 shares of Common Stock of the Issuer. As of July 31, 2025, the Issuer's outstanding capital stock consists of 94,971,708 shares of Common Stock, $0.001 par value per share, as more fully described in the Issuer's 10-Q (File No. 001-40643) filed with the SEC on August 8, 2025.
- Bertelsmann SE & Co. KGaA: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,603,179; sole dispositive power 0; shared dispositive power 3,603,179; aggregate amount beneficially owned 3,603,179 (3.79% of the class)
  Comment: Note to Rows 6, 8 and 9. See Item 4 below. The Reporting Person owns 3,603,179 shares of Common Stock of the Issuer. As of July 31, 2025, the Issuer's outstanding capital stock consists of 94,971,708 shares of Common Stock, $0.001 par value per share, as more fully described in the Issuer's 10-Q (File No. 001-40643) filed with the SEC on August 8, 2025.

## Item 1. Issuer
Name of issuer: Teads Holding Co.
Address of issuer's principal executive offices: 111 West 19th Street, New York, NY, 10011

## Item 2. Person Filing
Name of person filing: RM Hamburg Holding GmbH and Bertelsmann SE & Co. KGaA (each a "Reporting Person")
Address of principal business office or, if none, residence:
RM Hamburg Holding GmbH - Carl-Bertelsmann-Strasse 270, 33335 Gutersloh, Germany

Bertelsmann SE & Co. KGaA - Carl-Bertelsmann-Strasse 270, 33311 Gutersloh, Germany
Citizenship:
RM Hamburg Holding GmbH - Germany

Bertelsmann SE & Co. KGaA - Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,603,179
Percent of class: 3.79
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,603,179
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,603,179

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement dated May 16, 2022, by and among RM Hamburg Holding GmbH and Bertelsmann SE & Co. KGaA (included in Schedule 13G filed on May 31, 2022 and incorporated herein by reference).

## Signatures
- RM Hamburg Holding GmbH: /s/ Deniz Pielsticker, Deniz Pielsticker / Director (Geschaftsfuhrer) (10/13/2025)
- RM Hamburg Holding GmbH: /s/ Bettina Wulf, Bettina Wulf / Authorized Attorney (Prokuristin) (10/13/2025)
- Bertelsmann SE & Co. KGaA: /s/ Dr. Michael Kronenburg, Dr. Michael Kronenburg / Authorized Attorney (Prokurist) (10/13/2025)
- Bertelsmann SE & Co. KGaA: /s/ Patricia Engels, Patricia Engels / Authorized Attorney (Prokurist) (10/13/2025)